THOMAS E. BOCCIERI

Attorney At Law

561 Schaefer Avenue

Oradell, NJ 07649

201/983-2024

Fax No. 201/265-6069

Email: tboccieri@verizon.net

January 17, 2013

CORRESPONDENCE VIA EDGAR

Susan Block, Attorney-Advisor

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

American International Ventures, Inc. (the “Registrant”)

File No. 000-30368

Dear Ms. Block:

Reference is made to the January 15, 2013 teleconference among the Registrant’s Counsel (the undersigned), Robert Jeffery (the Registrant’s auditor) and the SEC Staff (Attorney Don Field and Accounting Examiner Heather Clarke). At that time, the Staff requested a projected timeline with regard to future filings with respect to the subject matter. Specifically, the Staff has asked when the 8-k/A in response with Assistant Chief Accountant’s December 20, 2012 comment letter (“Dorsey Letter”) will be filed and when will the 8-K/A and accompanying response cover letter in response to the Staff’s June 28, 2012 Staff comment letter (“Staff Letter”) be filed.

It is our intention to file the Dorsey Letter amendment by the end of this week. Regarding the Staff letter amendment and correspondence, it is our attention to file same within approximately one month. We are hoping for the extended time to respond to the Staff Letter because, as was mentioned in our teleconference yesterday, Mr. Jeffrey will be out of the country for approximately two weeks. His input is essential to completing the amendment.

If you have any questions, please contact the undersigned.

Sincerely yours,

Thomas E. Boccieri

cc:

Jack Wagenti, American International Ventures, Inc.  (via email)

Heather Clarke, Accounting Examiner

Don field, Esq., Staff Attorney